FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November, 2003
Commission File Number:  000-33143

CLAXSON INTERACTIVE GROUP INC.

(Translation of Registrant’s Name into English)

Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F[  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .

Item 1. Claxson Interactive Group Inc.’s Proxy Statement for its 2003 Annual Meeting of Shareholders
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
ABOUT THE MEETING
STOCK OWNERSHIP
PROPOSAL 1 – ELECTION OF DIRECTORS
CERTAIN TRANSACTIONS
PROPOSAL 2 — RATIFICATION OF INDEPENDENT AUDITORS
SHAREHOLDER PROPOSALS FOR THE 2004 ANNUAL MEETING
OTHER BUSINESS
APPENDIX A
SIGNATURES

CLAXSON INTERACTIVE GROUP INC.
Form 6-K

Item		Page

Item 1.	Claxson Interactive Group Inc.’s Proxy Statement for its 2003 Annual Meeting of Shareholders	3
Signatures		26

Item 1. Claxson Interactive Group Inc.’s Proxy Statement for its 2003 Annual Meeting of Shareholders

CLAXSON INTERACTIVE GROUP INC.
Avenida Melian 2752
C1430EYH Buenos Aires, Argentina

November 4, 2003

Dear Shareholder:

     You are cordially invited to attend our Annual Meeting of Shareholders (the “Annual Meeting”), which will be held at 11:00 a.m. (local time), on Wednesday, December 3, 2003, at our principal executive office located at Avenida Melian 2752, C1430EYH Buenos Aires, Argentina.

     At the Annual Meeting, the holders of outstanding shares of common stock will be asked to vote as follows:

(i)	the holders of the outstanding class C common shares, voting separately as a class, will be asked to elect four (4) persons to the Board of Directors;

(ii)	the holders of the outstanding class F common shares, voting separately as a class, will be asked to elect one (1) person to the Board of Directors;

(iii)	the holder of the outstanding class H common shares, voting separately as a class, will be asked to elect three (3) persons to the Board of Directors; and

(iv)	the holders of the outstanding class A common shares, class C common shares, class F common shares and class H common shares (collectively, the “Common Stock Shareholders”), voting as a single class, will be asked to elect three (3) persons to the Board of Directors.

     In addition, the Common Stock Shareholders will be asked to ratify the appointment of the Company’s independent public accountants for the year ending December 31, 2003. The accompanying Notice of Annual Meeting of Shareholders and Proxy Statement describe in more detail the matters to be presented at the Annual Meeting.

     The Board of Directors recommends that you vote in favor of the election of the nominated directors and the ratification of the appointment of Deloitte & Touche LLP as the company’s independent public accountants.

     Please take this opportunity to become involved in the affairs of your company. Whether or not you expect to be present at the Annual Meeting, please complete, date, sign and mail the enclosed proxy card in the envelope provided. Returning the proxy card does not deprive you of your right to attend the Annual Meeting and vote your shares in person. If you attend the Annual Meeting, you may withdraw your proxy and vote your own shares.

Sincerely,

/s/ Roberto Vivo-Chaneton Roberto Vivo-Chaneton
Chairman of the Board,
Chief Executive Officer

CLAXSON INTERACTIVE GROUP INC.

Avenida Melian 2752
C1430EYH Buenos Aires, Argentina

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To be held on Wednesday, December 3, 2003

To the Shareholders of Claxson Interactive Group Inc.:

     The Annual Meeting of Shareholders (the “Annual Meeting”) of Claxson Interactive Group Inc. (the “Company”) will be held at 11:00 a.m. (local time), on Wednesday, December 3, 2003, at our principal executive office located at Avenida Melian 2752, C1430EYH Buenos Aires, Argentina, for the purpose of considering and acting upon the following:

     (i)  Election of eleven (11) persons to our board of directors to hold office until our 2004 Annual Meeting of Shareholders or until their successors are duly elected and qualified as follows:

(a)	the holders of the outstanding class C common shares, voting separately as a class, will elect four (4) persons to Board of Directors;

(b)	the holders of the outstanding class F common shares, voting separately as a class, will elect one (1) person to the Board of Directors;

(c)	the holder of the outstanding class H common shares, voting separately as a class, will elect three (3) persons to the Board of Directors; and

(d)	the holders of the outstanding class A common shares, class C common shares, class F common shares and class H common shares, voting as a single class, will elect three (3) persons to the Board of Directors;

     (ii)  The ratification of the appointment of Deloitte & Touche LLP as our independent public accountants; and

     (iii)  Any other matters that properly come before the Annual Meeting.

     The Board of Directors is not aware of any other business scheduled for the Annual Meeting. Any action may be taken on the foregoing proposals at the Annual Meeting on the date specified above, or on any date or dates to which the Annual Meeting may be adjourned.

     Only holders of class A common shares of U.S.$0.01 par value, class C common shares of U.S.$1.00 par value, class F common shares of U.S.$1.00 par value and class H common shares of U.S.$1.00 par value, of record at the close of business on Wednesday, October 29, 2003 are entitled to notice of, and to vote at, the meeting or at any postponements or adjournments of the meeting.

By Order of the Board of Directors,

/s/ Amaya Ariztoy Amaya Ariztoy Secretary

Miami, Florida
November 4, 2003

YOUR VOTE IS IMPORTANT

IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. THEREFORE, WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING IN PERSON, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY OR PROXIES, AS THE CASE MAY BE, AS SOON AS POSSIBLE IN THE ENCLOSED POSTAGE PRE-PAID ENVELOPE.

CLAXSON INTERACTIVE GROUP INC.
ANNUAL MEETING OF SHAREHOLDERS

PROXY STATEMENT

          This proxy statement contains information related to our Annual Meeting of Shareholders (“Annual Meeting”) to be held on Wednesday, December 3, 2003, beginning at 11:00 a.m. (local time), at our principal executive office located at Avenida Melian 2752, C1430EYH Buenos Aires, Argentina, and at any adjournments or postponements thereof. The approximate date that this proxy statement, the accompanying notice of Annual Meeting and the enclosed proxy card are first being sent to shareholders is Tuesday, November 4, 2003. Our 2002 annual report on Form 20-F for the year ended December 31, 2002, as filed with the United States Securities and Exchange Commission, is being mailed to all of the shareholders concurrently herewith.

ABOUT THE MEETING

What is the purpose of the Annual Meeting?

          At the Annual Meeting, shareholders will vote on the election of directors and ratification of the appointment of our independent public accountants. In addition, we will report on our performance during the fiscal year ended December 31, 2002 and respond to questions from our shareholders.

Who is entitled to vote at the Annual Meeting?

          Only holders of class A common shares of U.S.$0.01 par value (“Class A Common Shares”), class C common shares of U.S.$1.00 par value (“Class C Common Shares”), class F common shares of U.S.$1.00 par value (“Class F Common Shares”) and class H common shares of U.S.$1.00 par value (“Class H Common Shares”), of record at the close of business on Wednesday, October 29, 2003 (the “Record Date”), are entitled to receive notice of the Annual Meeting and to vote the shares of common stock that each holds on the date of the Annual Meeting, or any postponements or adjournments of the Annual Meetings as set forth below. When this proxy statement uses the term “Common Shares”, it refers to the Class A Common Shares, the Class C Common Shares, the Class F Common Shares and the Class H Common Shares collectively.

          Pursuant to Section 68 of our Amended and Restated Articles of Association, each holder of outstanding Common Shares will be entitled to vote for the election of the directors as follows:

(i)	the holders of the outstanding Class C Common Shares, voting separately as a class, are entitled to elect four (4) persons to Board of Directors (“Class C Directors”);

(ii)	the holders of the outstanding Class F Common Shares, voting separately as a class, are entitled to elect one (1) person to the Board of Directors (“Class F Director”);

(iii)	the holder of the outstanding Class H Common Shares, voting separately as a class, are entitled to elect three (3) persons to the Board of Directors (“Class H Directors”); and

(iv)	the holders of the outstanding Common Shares, voting as a single class, are entitled to cast one vote per share for the election of three (3) persons to the Board of Directors (“Class of Independent Directors”). Our Amended and Restated Articles of Association limits directors in this class to persons who,

•	may be deemed to be an “independent director” pursuant to the rules of The Nasdaq National Market or any stock exchange on which the Common Shares are listed or any similar rule or regulation,

•	are knowledgeable in one or more of the major areas of business of our company or in Latin America, generally, and

•	do not have any meaningful, ongoing relationship with any holder of the Class C Common Shares, the Class F Common Shares or the Class H Common Shares, whether as employee, shareholder, partner, member, relative, consultant, advisor or have any other significant financial, business or familial relationship with our company.

          With respect to the ratification of the appointment of our independent public accountants, each holder of the outstanding Common Shares is entitled to cast one vote.

Who can attend and vote at the Annual Meeting?

          All shareholders as of the Record Date, or their duly appointed proxies, may attend and vote at the Annual Meeting. Please note that if you hold shares in “street name” (that is, through a broker or other nominee), you will need to bring a copy of a brokerage statement reflecting your stock ownership as of the Record Date.

What constitutes a quorum?

          The Annual Meeting will be duly constituted if, at the commencement of the Annual Meeting, there are present in person or by proxy not less than fifty percent of the votes of the shares, or class or series of shares entitled to vote on the Record Date. As of the Record Date,

(i)	19,407,634[1] of Class A Common Shares were outstanding,

(ii)	two shares of Class C Common Shares were outstanding,

(iii)	seven shares of Class F Common Shares were outstanding and

(iv)	one share of Class H Common Shares was outstanding.

[1] Pursuant to Section 8.5(f)(ii) of our Amended and Restated Memorandum of Association, all 15,000,000 shares of our outstanding Series A Preferred Shares, par value U.S.$1.00, were automatically converted into 750,000 Class A Common Shares on September 21, 2003. As a result, there will be 19,407,634 record Class A Common Shares eligible to vote on those issues on which the Class A Common Shares may vote on.

          Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting but will not be counted as votes cast “for” or “against” any given matter.

          If less than a majority of outstanding shares entitled to vote are represented, the Annual Meeting will stand adjourned to the next business day at the same time and place or to such other time and place as the directors may determine. If at the adjourned meeting there are present within one hour from the time appointed for the Annual Meeting in person or by proxy not less than one third of the votes of the shares or each class or series of shares entitled to vote, those present will constitute a quorum, but otherwise the meeting will be dissolved.

          Notwithstanding anything to the contrary, if convened upon the request of the holders of the Common Shares, and if within two hours from the time appointed for the Annual Meeting a quorum is not present, the Annual Meeting will be dissolved.

How do I vote?

          If you complete and properly sign and return the accompanying proxy card, it will be voted as you direct. The proxy card must be delivered not less than forty-eight hours before the date of the Annual Meeting in order for it to be treated as a valid proxy. If you are a registered shareholder and you attend the Annual Meeting, you may deliver your completed proxy card in person. “Street name” shareholders who wish to vote at the Annual Meeting will need to obtain a proxy from the institution that holds their shares. Shareholders with joint ownership in shares must vote as one and may be represented in person or by proxy by only one joint owner if they so choose.

How can I change my vote or revoke my proxy after I return my proxy card?

          You may either change your vote or revoke a previously granted proxy by attending and voting in person at the Annual Meeting. You may revoke a previously granted proxy without attending the Annual Meeting by providing written notification of revocation to our principal executive office located at Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina, Attention: Chairman, at least two hours before the commencement of the Annual Meeting.

What are the recommendations of the Board of Directors?

          Unless you give other instructions on your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of our Board of Directors. The recommendation of the Board of Directors is set forth with the description of each item in this proxy statement. In summary, the Board of Directors recommends a vote:

(i)	for the election of the nominated slate of directors; and

(ii)	for the ratification of the appointment of Deloitte & Touche LLP as our independent public accountants.

          The Board of Directors does not know of any other matters that may be brought before the Annual Meeting nor does it foresee or have reason to believe that the proxy holders will have to vote for substitute or alternate board nominees. In the event that any other matter should properly come before the Annual Meeting or any board nominee is not available for election, the proxy holders will vote as recommended by the Board of Directors or, if no recommendation is given, in accordance with their best judgment.

What vote is required to approve each item?

          Election of Directors. The affirmative vote (either in person or by proxy) of a majority of the votes cast by each class at the Annual Meeting is required for the election of each class of directors. This means that candidates for each class of directors who receive more than fifty percent of votes cast are elected. Abstentions are not votes cast and are not counted in determining whether a nominee is elected. You may vote “FOR” all of the nominees, “WITHHOLD AUTHORITY” for all nominees or “WITHHOLD AUTHORITY” with respect to one or more nominees. A properly executed proxy marked “WITHHOLD AUTHORITY” will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum. Shareholders do not have the right to cumulate their votes for directors.

          Other Items. For each other item, the affirmative vote of a majority of the votes of the outstanding Common Shares cast at the Annual Meeting (either in person or by proxy) will be required for approval. You may vote “FOR”, “AGAINST”, or “ABSTAIN” on each of the other proposals. A properly marked “ABSTAIN” with respect to any such matter will not be voted, although it will be counted for purposes of determining whether there is a quorum.

          If you hold your shares in “street name” through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon. Thus, if you do not give your broker or nominee specific instructions, your shares may not be voted on those matters and will not be counted in determining the number of shares necessary for approval. Shares represented by such “broker non-votes” will, however, be counted in determining whether there is a quorum.

Who pays for the preparation of the proxy?

          We will pay the cost of preparing, assembling and mailing the proxy statement, notice of Annual Meeting, proxy card and the accompanying 2002 annual report on Form 20-F of our company for the year ended December 31, 2002 which is being mailed to all shareholders of record as of the Record Date. In addition to the use of mail, our employees may solicit proxies personally and by telephone. Our employees will receive no compensation for soliciting proxies other than their regular salaries. We may request banks, brokers and other custodians, nominees and fiduciaries to forward copies of the proxy material to the beneficial owners of Common Shares and to request authority for the execution of proxies and we may reimburse such persons for their expenses incurred in connection with these activities.

          Our principal executive office is located at Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina and our telephone number there is 011-54-11-4546-8000. We also have offices in the United States located at 404 Washington Avenue, Eight Floor, 22139, Miami Beach, Florida U.S.A., and our telephone number there is (305) 894-3500. A copy of our 2002 Annual Report will be available at each of our offices for a period of ten days prior to the Annual Meeting and will be available at the Annual Meeting for examination by any shareholder.

STOCK OWNERSHIP

Who are the largest owners of our stock and how many shares of our stock do our directors and executive officers own?

          Unless otherwise indicated, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares, except to the extent applicable law gives spouses shared authority.

			Number
	Number of		of Class	Number of	Number of
	Class A	Percentage of	C	Class F	Class H
	Common	Class A Common	Common	Common	Common
Beneficial Owner	Shares	Shares (%)(1)	Shares	Shares	Shares

1945 Carlton Investments LLC(2)(21)	4,709,769	24.3	1
1947 Carlyle Investments LLC(3)(21)	4,709,769	24.3	1
Ricardo J. Cisneros(4)(21)	4,709,769	24.3
Gustavo A. Cisneros(5)(21)	4,709,769	24.3
Hicks, Muse(6)(21)	6,935,449	35.7			1
Thomas O. Hicks(6)	6,935,449	35.7
IMPSAT Fiber Networks, Inc.(21)(22).	614,123	3.2		1
Militello Limited(21)(22).	—	*		1
RC Limited(21)(22)	79,236	*		1
SLI.com, Inc.(21)(22)	489,417	2.6		1
Tower Plus International(21)(22)	133,538	*		1
Roberto Vivo-Chaneton(7)(21)(22)	479,941	2.6		2
Carlos Bardasano (8)	2,500	*
Eric C. Neuman(9)	15,032	*
Ana Teresa Arismendi (10)	2,965	*
Gabriel Montoya (11)	3,450	*
John A. Gavin (12)	2,500	*
Ricardo Verdaguer(13)	750,161	4.0
Frank Feather (14)	2,500	*
José Antonio Rìos (15)	2,500	*
Emilio Romano (16)	2,500	*
Luis Villanueva (17)	2,500	*
Marcos Clutterbuck (18)	—	*
Ralph Haiek(19)	7,400	*
José Antonio Ituarte	—	*
Roberto Cibrian Campoy(20)(21)(22)	79,236	*		1
Amaya Ariztoy	865	*
Mariano Julian Varela	2,433	*
Marcelo Zuniga	—	*
Jaime de Aguirre	—	*
All directors and executive officers as a group (19 persons)	1,356,483	7.3

·	indicates less than 1%

(1)	Calculated according to Rule 13d-3(d) of the Securities Exchange Act of 1934. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by the holder of the options, warrants, rights or conversion privileges but not deemed outstanding for the purpose of calculating the percentage owned by any other person listed.

(2)	Includes 210,000 Class A Common Shares owned by 1945 Carlton Investments LLC which were converted on September 21, 2003 from Series A Preferred Shares pursuant to Section 8.5(f)(ii) of our Amended and Restated Memorandum of Association. Excludes 4,709,769 Class A Common Shares owned by 1947 Carlyle Investments LLC, of which 1945 Carlton Investments LLC disclaims beneficial ownership. Includes 710,134 Class A Common Shares owned by Carlos E. Cisneros, who has granted 1945 Carlton Investments LLC and 1947 Carlyle Investments LLC the right to vote the 710,134 Class A Common Shares pursuant to an Irrevocable Proxy and Right of First Offer Agreement. 1945 Carlton Investments LLC is indirectly owned by a trust established by Gustavo A. Cisneros primarily for the benefit of himself and members of his family. Gustavo A. Cisneros disclaims beneficial ownership of the shares owned by 1947 Carlyle Investments LLC. Both 1945 Carlton Investments LLC and 1947 Carlyle Investments LLC are members of the Cisneros Group of Companies.

(3)	Includes 210,000 of Class A Common Shares owned by 1947 Carlyle Investments LLC which were converted on September 21, 2003 from Series A Preferred Shares pursuant to Section 8.5(f)(ii) of our Amended and Restated Memorandum of Association. Excludes 4,709,769 Class A Common Shares owned by 1945 Carlton Investments LLC, of which 1947 Carlyle Investments LLC disclaims beneficial ownership. Includes 710,134 Class A Common Shares owned by Carlos E. Cisneros, who has granted 1947 Carlyle Investments LLC and 1945 Carlton Investments LLC the right to vote the 710,134 Class A Common Shares pursuant to an Irrevocable Proxy and Right of First Offer Agreement. 1947 Carlyle Investments LLC is indirectly owned by a trust established by Ricardo J. Cisneros primarily for the benefit of himself and members of his family. Ricardo J. Cisneros disclaims beneficial ownership of the shares to be owned by 1945 Carlton Investments LLC. Both 1947 Carlyle Investments LLC and 1945 Carlton Investments LLC are members of the Cisneros Group of Companies.

(4)	Includes 4,709,769 Class A Common Shares owned by 1947 Carlyle Investments LLC. Includes 710,134 Class A Common Shares owned by Carlos E. Cisneros, who has granted 1945 Carlton Investments LLC and 1947 Carlyle Investments LLC the right to vote the 710,134 Class A Common Shares pursuant to an Irrevocable Proxy and Right of First Offer Agreement.

(5)	Includes 4,709,769 Class A Common Shares owned by 1945 Carlton Investments LLC. Includes 710,134 Class A Common Shares owned by Carlos E. Cisneros, who has granted 1945 Carlton Investments LLC and 1947 Carlyle Investments LLC the right to vote the 710,134 Class A Common Shares pursuant to an Irrevocable Proxy and Right of First Offer Agreement.

(6)	Includes:

•	5,589,525 Class A Common Shares (includes 270,394 Class A Common Shares which were converted on September 21, 2003 from Series A Preferred Shares pursuant to Section 8.5(f)(ii) of our Amended and Restated Memorandum of Association) and 1 Class H Common Share, held of record by Hicks, Muse, Tate & Furst Latin America Fund, L.P.;

•	1,014,812 Class A Common Shares (includes 49,091 Class A Common Shares which were converted on September 21, 2003 from Series A Preferred Shares pursuant to Section 8.5(f)(ii) of our Amended and Restated Memorandum of Association) held of record by Hicks, Muse, Tate & Furst Latin America Private Fund, L.P.;

•	217,360 Class A Common Shares (includes 10,515 Class A Common Shares which were converted on September 21, 2003 from Series A Preferred Shares pursuant to Section 8.5(f)(ii) of our Amended and Restated Memorandum of Association) held of record by HMLA 1-SBS Coinvestors, L.P.;

•	107,945 Class A Common Shares held of record by HMTF Holdings

•	807 Class A Common Shares held of record by Mr. Hicks; and

•	stock options to acquire 5,000 Class A Common Shares assigned by Messrs. Neuman and Clutterbuck to Hicks, Muse & Co. Partners L.P. which are currently exercisable.

Mr. Hicks is the sole shareholder, director and an executive officer of Hicks, Muse, Latin America Fund I Incorporated, which is the ultimate general partner of Hicks, Muse Tate & Furst Latin America Fund, L.P.; Hicks, Muse Tate & Furst Latin America Private Fund, L.P. and HMLA 1-SBS Coinvestors, L.P. Accordingly, Mr. Hicks may be deemed to be the beneficial owner of Class A Common Shares held by Hicks, Muse, Tate & Furst Latin America Fund, L.P.; Hicks, Muse, Tate & Furst Latin America Private Fund, L.P.; and HMLA 1–SBS Coinvestors, L.P. John R. Muse, Andrew S. Rosen, Joe Colonnetta, Jack D. Furst, Dan H. Blanks, Eric C. Neuman, Peter Brodsky, Lyndon Lea and Marcos Clutterbuck are also executive officers of Hicks, Muse, Latin America Fund I Incorporated and as such may be deemed to share with Mr. Hicks the power to vote or dispose of the Class A Common Shares held by Hicks, Muse, Tate & Furst Latin America Fund, L.P.; Hicks, Muse, Tate & Furst Latin America Private Fund, L.P.; HMLA 1-SBS Coinvestors, L.P.; and HMTF Holdings. Each of Messrs. Hicks, Muse, Rosen, Colonnetta, Furst, Blanks, Neuman, Brodsky, Lea and Clutterbuck disclaims the existence of a group and disclaims beneficial ownership of Class A Common Shares not owned of record by him.

(7)	Includes 473,691 Class A Common Shares which Militello Limited, an entity wholly owned by Roberto Vivo-Chaneton, transferred to Mr. Vivo-Chaneton on December 30, 2002 and 1 Class F Common Share owned by Militello Limited. In addition, it includes 6,250 Class A Common Shares issued to Sarandi Comunicaciones S.A., which is also an affiliate of Mr. Vivo-Chaneton. Mr. Vivo-Chaneton disclaims beneficial ownership of all shares owned by Sarandi Comunicaciones S.A. Mr. Vivo ceased to be a director of IMPSAT Fiber Networks Inc. on March 25, 2003, therefore the shares held by IMPSAT Fiber Networks Inc. are no longer attributed to Mr. Vivo on the beneficial ownership chart.

(8)	Consists of stock options to acquire 2,500 Class A Common Shares granted to Mr. Bardasano under our 2001 Share Incentive Plan, which are currently exercisable.

(9)	Consists of 15,032 Class A Common Shares held directly by Mr. Neuman. Excludes stock options to acquire 2,500 Class A Common Shares granted to Mr. Neuman under our 2001 Share Incentive, which are currently exercisable but were assigned to Hicks, Muse & Co. Partners, L.P. Mr. Neuman is an executive officer of Hicks, Muse, Latin America Fund I Incorporated, and accordingly may be deemed to be the beneficial owner of Class A Common Shares held by Hicks, Muse, Tate & Furst Latin America Fund, L.P.; Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P., and HMTF Holdings. Mr. Neuman disclaims the existence of a group and disclaims beneficial ownership of Class A Common Shares not owned of record by him.

(10)	Includes stock options to acquire 2,500 Class A Common Shares granted to Mrs. Arismendi under our 2001 Share Incentive Plan, which are currently exercisable.

(11)	Includes stock options to acquire 2,500 Class A Common Shares granted to Mr. Montoya under our 2001 Share Incentive Plan, which are currently exercisable.

(12)	Consists of stock options to acquire 2,500 Class A Common Shares granted to Mr. Gavin under our 2001 Share Incentive Plan, which are currently exercisable.

(13)	Includes beneficial ownership of 133,538 Class A Common Shares attributable to Ricardo Verdaguer as a result of his controlling interest in Tower Plus International and stock options to acquire 2,500 Class A Common Shares granted to Mr. Verdaguer under our 2001 Share Incentive Plan, which are currently exercisable. Also includes 614,123 Class A Common Shares owned by IMPSAT Fiber Networks, Inc. attributable to Mr. Verdaguer as a result of his affiliation with IMPSAT Fiber Networks, Inc. Mr. Verdaguer disclaims beneficial ownership of all shares owned by IMPSAT Fiber Networks, Inc.

(14)	Consists of stock options to acquire 2,500 Class A Common Shares granted to Mr. Feather under our 2001 Share Incentive Plan, which are currently exercisable.

(15)	Consists of stock options to acquire 2,500 Class A Common Shares granted to Mr. Rios under our 2001 Share Incentive Plan, which are currently exercisable.

(16)	Consist of stock options to acquire 2,500 Class A Common Shares granted to Mr. Romano under our 2001 Share Incentive Plan, which are currently exercisable.

(17)	Consist of stock options to acquire 2,500 Class A Common Shares granted to Mr. Villanueva under our 2001 Share Incentive Plan, which are currently exercisable.

(18)	Excludes stock options to acquire 2,500 Class A Common Shares granted to Mr. Clutterbuck under our 2001 Share Incentive Plan, which are currently exercisable but were assigned by Mr. Clutterbuck to Hicks, Muse & Co. Partners, L.P. Mr. Clutterbuck is an executive officer of Hicks, Muse, Latin America Fund I Incorporated, and accordingly may be deemed to be the beneficial owner of Class A Common Shares held by Hicks, Muse, Tate & Furst Latin America Fund, L.P.; Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P., and HMTF Holdings. Mr. Clutterbuck disclaims the existence of a group and disclaims beneficial ownership of Class A Common Shares not owned of record by him.

(19)	Excludes 20,000 Class A Common Shares owned by Mr. Haiek’s spouse. Mr. Haiek disclaims beneficial ownership of all Class A Common Shares held by Mr. Haiek’s spouse.

(20)	Includes 79,236 Class A Common Shares held through RC Limited, which is wholly owned by Roberto Cibrian Campoy and his wife.

(21)	Certain shareholders entered into an agreement dated as of September 21, 2001 (the “Holdco Agreement”). Pursuant to Section 2.1 of the Holdco Agreement, we have agreed not to propose and our Board of Directors will not approve or recommend, any amendment to our Amended and Restated Memorandum of Association or Amended and Restated Articles of Association which materially adversely affects the rights of the shareholders under the Holdco Agreement, without the prior written consent of the shareholder.

(22)	Each holder of Class F Common Shares, which is a party to the Holdco Agreement, must consult with, and take into account the views of Luis H. Moreno, III in exercising the voting rights of those shares.

PROPOSAL 1 – ELECTION OF DIRECTORS

Directors Standing for Election.

          At the Annual Meeting, the shareholders will elect eleven directors, each of whom will serve for a term expiring at the 2004 Annual Meeting of Shareholders, or until his successor has been duly elected and qualified as follows:

(i)	the holders of the outstanding Class C Common Shares, voting separately as a class, will elect four (4) persons to the Board of Directors;

(v)	the holders of the outstanding Class F Common Shares, voting separately as a class, will elect one (1) person to the Board of Directors;

(vi)	the holder of the outstanding Class H Common Shares, voting separately as a class, will elect three (3) persons to the Board of Directors; and

(vii)	the holders of the outstanding Common Shares voting as a single class, will be asked to elect three (3) persons to the Board of Directors.

          The Board of Directors has no reason to believe that any nominee will refuse or be unable to serve if elected. However, if any of them should become unavailable to serve as director prior to voting, the holders of the proxy will vote for a substitute nominee as recommended by the Board of Directors or, if no recommendation is given, in the exercise of their best judgment. In the event that any other matter should properly come before the Annual Meeting or any board nominee is not available for election, the proxy holders will vote as recommended by the Board of Directors or, if no recommendation is given, in accordance with their best judgment.

          The directors standing for re-election for the following classes are:

          (i) Class C Directors to be Elected by Holders of Class C Common Shares.

a.	Ana Teresa Arismendi, age 37, has served as a member of our Board of Directors since April 30, 2002. Ms. Arismendi is currently managing director of the Chairman’s Office of the Cisneros Group of Companies. Previously, she was senior vice president of finance and administration at Playboy TV International. In 1996, Ms. Arismendi joined the Cisneros Television Group as finance director. Prior to joining the Cisneros Television Group, Ms. Arismendi was administration manager at Televen, a Cisneros Group television channel, and financial analysis manager of the communications division at the Organización Cisneros, both in Caracas, Venezuela. Ms. Arismendi holds a Bachelor of Arts degree in Business Administration from the Universidad Metropolitana in Caracas, Venezuela.

b.	Carlos Bardasano, age 58, is vice chairman of our Board of Directors and has served as member of our Board of Directors since September 21, 2001. Mr. Bardasano joined the Cisneros Group of Companies 37 years ago. Mr. Bardasano is a vice president of the Cisneros Group of Companies, and president and chief executive officer of Venevision Continental LLC. Mr. Bardasano served as president of the Venevision Television Network from 1993 through 1999. Mr. Bardasano began his career in the television industry as general manager of the Venevision Television Network and later became president and chief executive officer of Venevision International. Mr. Bardasano is also a member of the board of directors of Caracol TV Network, a television network in Colombia, and a permanent executive member of the programming committee of Caracol TV. Mr. Bardasano holds a Bachelor of Science degree in Production Engineering and a Masters of Business Administration degree from Universidad Central de Venezuela.

c.	Gabriel Montoya, age 34, has served as a member of our Board of Directors since April 30, 2002. is managing director, assistant to the President of the Cisneros Group of Companies. Prior to his current position, Mr. Montoya was director of new business development at the Cisneros Television Group.

Previously, Mr. Montoya was corporate finance manager at the Cisneros Group of Companies in Caracas, Venezuela. Before joining the Cisneros Group of Companies, he was a financial advisor at Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE) and a project manager at Coca-Cola de Venezuela. Mr. Montoya holds a Bachelor of Science degree in Systems Engineering from Universidad Metropolitana in Caracas, Venezuela and a Masters of Business Administration degree from the Instituto de Estudios Superiores de Administración (IESA) in Caracas, Venezuela. Mr. Montoya was also associate professor of Valuation and Financial Investments at IESA, Caracas, Venezuela and professor of the “Finance for Lawyers” seminar at Universidad Católica Andres Bello, Caracas, Venezuela.

d.	Luis Villanueva, age 46, has served as a member of our Board of Directors since April 30, 2002. Mr. Villanueva is the President and CEO of Venevision International LLC, a leading Spanish language programming distribution and production company owned by the Cisneros Group. Since joining the Cisneros Group in 1982, Mr. Villanueva has held several key positions within the organization, including Vice-President of Venevision Television Network in Venezuela, Executive Vice-President of Corporate Finance and Development of the Cisneros Group, and President of Venevision de Chile. Mr. Villanueva is also a director of Union de Cervecerias Peruanas Backus & Johnston, Peru’s leading beer company. Mr. Villanueva holds a Bachelor of Arts degree in Economics and a Masters of Business Administration degree from Andres Bello Catholic University, Caracas, Venezuela.

          (ii) Class F Director to be Elected by Holders of Class F Common Shares.

Ricardo Verdaguer, age 52, has served as a member of our Board of Directors since September 21, 2001. Mr. Verdaguer has served as the president and chief executive officer of IMPSAT Fiber Networks, Inc. since 1988. In 1988, as a senior executive of Corporación IMPSA S.A., an Argentina-based multinational company with holdings in manufacturing, transportation and telecommunications, Mr. Verdaguer was involved in the founding of IMPSAT Fiber Networks, Inc. IMPSAT Fiber Networks, Inc. filed a petition for Chapter 11 bankruptcy on June 6, 2002, and successfully emerged from the bankruptcy on March 27, 2003. From 1976 to 1988, Mr. Verdaguer occupied various operational positions at Industrias Metalurgicas Pescarmona as an electromechanical engineer. He holds a Bachelor of Science degree in Engineering from Universidad Juan Agustin Mazza in Mendoza, Argentina.

          (iii) Class H Directors to be Elected by Holders of Class H Common Shares.

a.	Marcos Clutterbuck, age 33, has served as a member of our Board of Directors since August 23, 2002. Mr. Clutterbuck is a principal of Hicks, Muse, Tate & Furst Incorporated. He has been with Hicks Muse since 1998 and is currently based in the Buenos Aires office. Prior to joining Hicks Muse, Mr. Clutterbuck worked with R. Arriazu & Associates in Buenos Aires and with Mercer Management Consulting in Boston. He was also an assistant professor of Economics at the Universidad Católica Argentina. Mr.

Clutterbuck also serves on the boards of several corporations, including Cablevisión S.A., International Outdoor Advertising and Editorial Atlántida S.A. Mr. Clutterbuck received a Licentiate in Economics from the Universidad Católica Argentina and his Masters of Business Administration degree from Stanford University, where he was designated an Arjay Miller Scholar, a distinction awarded to the top 10% of the class.

b.	John A. Gavin, age 71, has served as a member of our Board of Directors since September 21, 2001. Ambassador Gavin served more than five years as U.S. Ambassador to Mexico during the administration of President Ronald Reagan. Thereafter, he was vice president of Atlantic Richfield Company and president of Univisa Satellite Communications, a division of a Spanish-speaking broadcast network. He is the founder and chairman of Gamma Holdings, an international capital and consulting firm. He also serves on the boards of Apex Mortgage Capital, International Wire Holdings, The Hotchkis & Wiley Funds, The TCW Galileo Funds, and Causeway Capital Management. He is also a member of the Latin America Strategy Board of Hicks, Muse, Tate & Furst Incorporated. Ambassador Gavin holds a Bachelor of Arts degree in Economic History of Latin America from Stanford University.

c.	Eric C. Neuman, age 59, is vice chairman of our Board of Directors and has served as a member of our Board of Directors since September 21, 2001. Mr. Neuman has been a partner of Hicks Muse since January, 2001 and principal of Hicks Muse from April, 1999 to December, 2000. Between June, 1998 and March, 1999, Mr. Neuman served as senior vice president and chief strategic officer of Chancellor Media, a company that was founded by and whose largest shareholder was Hicks Muse. From 1993 to 1998, Mr. Neuman was an officer with Hicks Muse. Mr. Neuman is chairman of Fox Pan American Sports Network and Cablevision and serves on the boards of directors of Digital Latin America, Media Capital and Grupo Multivision. He previously was a director of Chancellor Media, Capstar Broadcasting Partners and Sunrise Television Corporation. Mr. Neuman holds a Bachelor of Arts degree from the University of South Florida and a Masters of Business Administration degree (with distinction) from the J.L. Kellogg Graduate School of Management, Northwestern University.

          (iv) Class of Independent Directors to be Elected by Holders of all Classes of Common Shares.

a.	Frank Feather, age 60, has served as a member of our Board of Directors since September 21, 2001. Mr. Feather is a consulting business futurist and author. Until 1981, Mr. Feather was a senior international banking executive with Barclays Bank, Toronto Dominion Bank and Canadian Imperial Bank of Commerce. In 1981, Mr. Feather began consulting national governments and global corporations on future trends. Mr. Feather has written several books, the most recent of which is Future Consumer.Com: The Webolution of Shopping to 2010. He hosts the Furture-Trends.com website. Mr. Feather holds an Honors Bachelor of Arts degree in Business Administration from York University in Toronto, Canada.

b.	José Antonio Rìos, age 56, has served as a member of our Board of Directors since September 21, 2001. Mr. Rìos is Chief Administrative Officer of Global Crossing Ltd., and also serves as President of the company’s international operation covering the Americas, Europe and Asia. Mr. Rìos also serves as Chairman of the Board of Global Marine Systems Ltd., a unit of Global Crossing. Global Crossing Ltd. and certain of its subsidiaries filed a petition for Chapter 11 bankruptcy on January 28, 2002. Prior to joining Global Crossing, Mr. Rìos served as president and chief executive officer of Telefónica Media. Additionally, Mr. Rìos was one of seven members of the corporate executive committee of Telefónica S.A. and a corporate general director. He also has served on the boards of over 30 companies within the Telefónica group. Mr. Rìos is the former chairman of the supervisory board of Endemol Entertainment, a television production company based in Holland. Earlier in his career, Mr. Rìos was the founding president and chief executive officer of Galaxy Latin America™, where he was responsible for the planning, development and launch of DIRECTV™. Mr. Rìos previously served as chief operating officer and corporate vice president of the Cisneros Group of Companies. Mr. Rìos holds a Bachelor of Science degree in Industrial Engineering from the Andres Bello Catholic University in Caracas, Venezuela.

c.	Emilio Romano, age 38, has served as a member of our Board of Directors since November 12, 2001. Mr. Romano is an entrepreneur in the field of Spanish media. In 2001, he co-founded Border Group, LLC. He serves as an advisor to several entertainment and media companies. Mr. Romano is also a partner at the law firm of Calvo, Gonzalez Luna, Moreno, Revilla y Romano, S.C., a legal advisory firm in Mexico. Mr. Romano co-founded SportsYA Media Group, a sports media and marketing company for the Spanish-speaking world. Mr. Romano served as its chief executive officer from 1999 to 2001. Between 1995 and 1998, he worked at Grupo Televisa as director of mergers & acquisitions and later as vice-president of international operations. While at Televisa, Mr. Romano was a director of Univision Communications (NYSE:UVN) where he was responsible for Televisa’s operations outside Mexico, as well as co-managing Cablevisión, the largest cable network in Mexico. From 1989 to 1994, Mr. Romano served in many roles within the Mexican Ministry of Finance, including General Director of Revenue Policy and Federal Fiscal Attorney. Mr. Romano holds a law degree from the Escuela Libre de Derecho in Mexico City and was a graduate student at the City of London Polytechnic.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF ALL NOMINEES NAMED ABOVE.

Information Regarding the Management of the Company.

          Executive Officers and Key Employees

          The following table sets forth, as of November 1, 2003, the names of each of our executive officers, their ages, the position they hold and the date of employment in said position:

			Current Position
Name	Age	Position	Held Since

Roberto Vivo-Chaneton[1]	50	Chairman of the Board and Chief Executive Officer	September 21, 2001
Ralph Haiek	46	Chief Operating Officer – Pay Television	September 21, 2001
José Antonio Ituarte	43	Chief Financial Officer	January 1, 2002
Roberto Cibrian-Campoy	44	Executive Vice President – Broadband and Internet	September 21, 2001
Amaya Ariztoy	35	General Counsel	September 21, 2001
Mariano Varela	36	Senior Vice President – Sales and Marketing	January 1, 2003
Jaime de Aguirre Hoffa	51	Executive Director - Chilevisión	April 15, 2002
Marcelo Zuñiga	53	Executive Director – Ibero American Radio Chile	August 30, 2002

(1) Pursuant to Section 68 of our Amended and Restated Articles of Association, Roberto Vivo-Chaneton, as our chief executive officer, was elected (by resolution of the Board of Directors) as director of the Board of Directors and chairman of the Board of Directors.

     For information on the executive officers, please refer to Item 6.A. of the 2002 Annual Report.

          Meetings of the Board of Directors and Committees

          In 2002, the Board of Directors held four meetings. The Board of Directors has three standing committees: the Executive Committee; Audit Committee; and the Compensation Committee.

               Executive Committee

          The Executive Committee is comprised of three members: the chairman of the board and chief executive officer; one member appointed by the Class C Directors; and one member appointed by the Class H Directors. The Executive Committee consists of Roberto Vivo-Chaneton, and Messrs. Bardasano and Neuman. In 2002, the Executive Committee held twelve meetings.

          The Executive Committee serves at the pleasure of the Board of Directors and has such powers, authority and duties as the Board of Directors may designate. Meetings of the Executive Committee are the forums in which our chairman of the board and chief executive officer share, discuss and review with the members of the committee, among other things, the following:

•	strategic initiatives;

•	material transactions and matters; and

•	matters to be presented to the full Board of Directors, board committees and such other matters as the Board of Directors may determine from time to time.

               Audit Committee

          The Audit Committee consists of Frank Feather, José Antonio Rìos and Emilio Romano, all of who are members of the Class of Independent Directors. In 2002, the Audit Committee held six meetings.

          The Audit Committee operates under a written Audit Committee Charter adopted by the Board of Directors, which is enclosed with this proxy statement attached hereto as Appendix A. Pursuant to the Audit Committee Charter, the following are a few of the Audit Committee’s responsibilities:

•	selecting and overseeing the engagement of our independent certified public accountants;

•	reviewing the results and scope of the audit and other services provided by our independent auditors;

•	reviewing our financial statements;

•	reviewing and evaluating our internal control functions and financial reporting process; and

•	reviewing and approving all related party transactions.

               Compensation Committee

          We have appointed a five member Compensation Committee, with a majority of the members being independent directors. Pursuant to Section 98 of our Amended and Restated Articles of Association, two of the members must be Independent Directors. The Compensation Committee consists of: Messrs. Feather, Rìos and Romano (the three independent directors) and Carlos Bardasano and Eric C. Neuman. In 2002, the Compensation Committee held four meetings.

          The Compensation Committee makes recommendations to the Board of Directors regarding the following matters:

•	executive compensation;

•	salaries and incentive compensation for our employees and consultants; and

•	the administration of our share option plans.

          Compensation and Grant of Stock Options

          The directors who also are full-time employees did not receive additional compensation for their service as directors for the year ended December 31, 2002. Each non-employee director are entitled to receive annual compensation for service on our Board of Directors in the amount of U.S.$40,000, payable quarterly, plus reimbursement of out-of-pocket expenses incurred in connection with our attendance at board of directors meetings. Each independent director who serves on the audit committee also receives an additional $20,000 per year. In 2002, each current non-employee director on the board of directors also received a one-time grant of 5,000 stock options exercisable for five years from the date of grant, 50% vesting on the first anniversary of the grant date and the other 50% vesting on the second anniversary of the grant date.

          The aggregate amount of compensation paid to our eight executive officers, as a group, was U.S.$2,691,477 for the year ended December 31, 2002. We did not set aside or accrue any amounts for pension, retirement or similar benefits, as we did not provide such benefits for our executive officers. The above amount does not include share options issued to these executive officers under any of our share option plans.

          The following table sets forth, as of November 1, 2003, the options held under the 2001 Share Incentive Plan by our executive officers and certain consultants, as follows:

Manager	Stock Options

Roberto Vivo-Chaneton	185,338
Ralph Haiek	85,000
Roberto Cibrian Campoy	27,800
José Antonio Ituarte	60,000
Mariano Varela	9,500
José Maria Bustamante	9,500
Amaya Ariztoy	9,500
Alfredo Richard	4,600
Leandro Feliz Añon*	27,800
Benjamin Moody*	19,511

*	As per employment separation and a post employment consulting agreement.

          Additional Information

          The following information may be found in the indicated sections of our 2002 Annual Report on Form 20-F, which is being mailed with this proxy statement.

Type of Information	Form 20-F Reference

Option Plan	Item 6B. Compensation

Certain Transactions and Related Party Transactions	Item 7B. Related Party Transactions

For an update on our related party transactions since the 2002 Annual Report, please see “Certain Transactions” below.

Voting Securities	Item 10B. Memorandum and Articles of Association

CERTAIN TRANSACTIONS

          On September 21, 2002, we agreed to pay Mr. Bardasano $306,120.68 plus 10% annual interest in connection with a purchase of certain stock options received by Mr. Bardasano from Ibero-American Media Holdings Chile, S.A., one of our subsidiaries. In January 2003, we paid the entire outstanding amount of this obligation of $335,333.82, to Mr. Bardasano.

          The Kitchen Inc., one of our subsidiaries, has agreed to provide Venevision, International, an affiliate of 1945 Carlton Investments LLC and 1947 Carlton Investments LLC, with continuous dubbing and subtitling services for its television programs on a transaction by transaction basis at arms-length terms.

PROPOSAL 2 – RATIFICATION OF INDEPENDENT AUDITORS

          Our Board of Directors has selected Deloitte & Touche LLP, a certified public accounting firm, as the independent auditors of our financial statements for the fiscal year ending December 31, 2003. Deloitte & Touche LLP audited the financial statements for the year ended December 31, 2002. One or more representatives of Deloitte & Touche LLP are expected to be present at the Annual Meeting and will be afforded the opportunity to make a statement if they so desire and to respond to appropriate shareholder questions.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL TO RATIFY THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2003.

SHAREHOLDER PROPOSALS FOR THE 2004 ANNUAL MEETING

          A shareholder may present a proposal at the 2004 Annual Meeting of Shareholders if it is submitted to our Corporate Secretary at the address below no later than Wednesday, July 7, 2004.

          A shareholder wishing to recommend a candidate for election to the Board of Directors should send the recommendation and a description of the person’s qualifications to our Corporate Secretary at the address below no later than Wednesday, July 7, 2004. A nomination that does not comply with the above requirements will not be considered.

          Send all proposals or nominations to Amaya Ariztoy, Corporate Secretary, Claxson Interactive Group Inc., 404 Washington Avenue, Eighth Floor, Miami Beach, Florida 33139.

OTHER BUSINESS

          We know of no other business to be brought before the Annual Meeting. If, however, any other business should properly come before the Annual Meeting, the persons named in the accompanying proxy will vote proxies as in their discretion they may deem appropriate, unless they are directed by a proxy to do otherwise.

APPENDIX A

AUDIT COMMITTEE CHARTER

March, 2003

CLAXSON INTERACTIVE GROUP INC.

AUDIT COMMITTEE CHARTER

A.     PURPOSE AND SCOPE

     The primary function of the Audit Committee (the “Committee”) is to oversee the accounting and financial reporting process of the Company and audits of the financial statements of the Company.

     In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of the Company and the power to retain outside counsel, auditors or other experts for this purpose.

B.     COMPOSITION

     The Committee shall be comprised of a minimum of three directors as appointed by the Board. Except as set forth below, the members of the Committee shall meet the independence requirements under the rules of the NASDAQ Stock Market and the Sarbanes-Oxley Act, as in effect from time to time, and shall be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee.

     All members of the Committee shall either (i) be able to read and understand fundamental financial statements, including a balance sheet, cash flow statement and income statement, or (ii) be able to do so within a reasonable period of time after appointment to the Committee. At least one member of the Committee shall be a “financial expert” under the requirements of the Sarbanes-Oxley Act, who shall have all of the following attributes: (i) an understanding of generally accepted accounting principles and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (iii) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial engaged in such activities; an understanding of internal controls and procedures for financial reporting; and (iv) an understanding of Audit Committee functions.

     Notwithstanding the first paragraph of this Section, the Board may appoint as one member of the Committee who does not meet the independence requirements referred to above if such member is not a current employee of the Company or an immediate family member of such employee if the Board under exceptional and limited circumstances determines that membership on the Committee by such individual is required by the best interests of the Company and its shareholders.

     The members of the Committee shall be elected by the Board at the meeting of the Board following each annual meeting of shareholders and shall serve until their successors shall be duly elected and qualified or until their earlier resignation or removal. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

C.     MEETINGS

     The Committee shall meet at such times, as it deems necessary to perform its responsibilities and duties hereunder. The Committee may request that members of the Company’s management or other persons attend the meetings and provide information as necessary or advisable. The Committee may also exclude from its meetings any persons it deems appropriate in order to carry out is responsibilities.

     Minutes of the meetings shall be prepared by the Chairman of the Committee or his designee, and maintained by Amaya Ariztoy (General Counsel), and minutes shall be circulated to members for approval, copies of which shall be presented to the Board of Directors periodically. Resolutions by the Committee may also be adopted by unanimous written consent of all members.

D.     RESPONSIBILITIES AND DUTIES

     To fulfill its responsibilities and duties, the Committee shall:

Document Review

•	Review and assess the adequacy of this Charter periodically as conditions dictate, but at least annually (and update this Charter if and when appropriate).

•	Review and discuss with the Company’s management and independent accountants the Company’s annual results of operations and financial condition and, when appropriate, the interim results of operations and financial condition before they are made public.

•	Review and discuss with the Company’s financial management and independent accountants the Company’s audited financial statements and, when appropriate, the Company’s interim financial statements, before they are made public.

•	Review reports and any financial information submitted or filed by the Company to or with a governmental body or agency (including, without limitation, the U.S. Securities and Exchange Commission) or the public.

Independent Accountants

•	Retain and terminate independent auditors and have the sole authority to approve all audit engagement fees and terms, as well as all non-audit engagements with the independent auditors. The Committee shall have the ultimate authority and responsibility to select, evaluate and, when warranted, replace such independent accountants.

•	Inform each public accounting firm performing work for the Company that such firm shall report directly to the Committee.

•	Ensure that the Committee receives annually from the Company’s independent accountants the information about all of the relationships between the independent accountants and the Company that the independent accountants are required to provide to the Committee; actively engage in a dialogue with the independent accountants about any relationships between the independent accountants and the Company or any services that the independent accountants provide or propose to provide that may impact upon the objectivity and independence of the independent accountants; and take, or recommend that the Board take, any appropriate action to oversee the independence of the independent accountants.

•	Meet with the independent accountants prior to the audit to review the planning, scope and management of the audit

•	Evaluate, at least annually, the performance, qualifications and independence of the independent accountants. In conducting its review and evaluation, the Committee should:

                    a.           At least annually obtain and review a report by the Company’s independent auditor describing (i) the auditing firm’s internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditing firm, and any steps taken to deal with any such issues; and (ii) to assess the auditor’s independence, all relationships between the independent auditor and the Company;

                    b.           Ensure the rotation of the lead audit partner at least every five years, ensure the rotation of partners with decision making authority on significant auditing, accounting and reporting matters every seven years with a 2-year time out, and consider whether there should be regular rotation of the audit firm itself;

                    c.           Confirm with any independent auditor retained to provide audit services for any fiscal year that the lead (or coordinating) audit partner (having primary responsibility for the audit), or the audit partner responsible for reviewing the audit, has not performed audit services for the Company in each of the five previous fiscal years of the Company; and

                    d.           Take into account the opinions of management and the Company’s internal auditors (or other personnel responsible for the internal audit function).

•	More generally, maintain a relationship with the independent accountants because of the ultimate responsibility of the independent accountants is to the Board and the Committee, as representatives of the shareholders.

Financial Reporting Processes and Internal Controls

•	In consultation with the independent accountants and management, review annually the adequacy of the Company’s internal financial, auditing and accounting controls and procedures.

•	Oversee the Company’s selection of, and major changes to, its accounting policies and practices and the related disclosure of those critical accounting policies.

•	Review periodically the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company.

Compliance and Other Matters

•	To the extent deemed necessary by it, the Committee shall have the authority to engage, at the Company’s expense, outside counsel and/or independent accounting consultants to review any matter under its responsibility.

•	Issue for public disclosure by the Company any reports required by the rules of the U.S. Securities and Exchange Commission.

•	Report to the Board the matters discussed at each meeting of the Committee.

•	Investigate any matter brought to its attention within the scope of its responsibilities and duties.

•	Review and approve all related party transactions.

•	Set clear hiring policies for employees or former employees of the independent auditors. At a minimum, these policies should provide that any public accounting firm may not provide audit services to the Company if the CEO, controller, CFO, chief accounting officer, or any person serving in an equivalent position for the Company was employed by the public accounting firm of the Company and participated in any capacity in the audit of the Company within one year of the initiation of the current audit.

     In fulfilling their responsibilities and duties hereunder, it is recognized that members of the Committee are not full-time employees of the Company and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing, including, among other things in respect of auditor independence. As such, it is not the responsibility or duty of the Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures or to set auditor independence standards or to determine that the Company’s financial statements are complete and accurate and are in accordance with U.S. generally accepted accounting principles. The Committee is not responsible for certifying the Company’s financial statements or guaranteeing the auditor’s report. The fundamental responsibility for the Company’s financial statements and disclosures rests with management and the independent auditors.

     Each member of this Committees shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company from whom or which it receives information, (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board of Directors) and (iii) representations made by management as to any services provided by the auditors to the Company.

*****

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC.

(Registrant)

Date: November 4, 2003	By: /s/ Roberto Vivo-Chaneton

Name: Roberto Vivo-Chaneton
Title: Chief Executive Officer